

March 21, 2011

D.F. Smith
Chairman of the Board and Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

> **Re:  National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed November 24, 2010**
> **File No. 1-3880**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Properties, page 18

Exploration and Production Activities, page 20

1.   We note your statement, "Undeveloped reserves in the Marcellus Shale increased from 11 Bcf at September 30, 2009 to 110 Bcf at September 30, 2010….The increase in undeveloped reserves in the Marcellus Shale is partially attributable to the change in SEC regulations allowing the recognition of PUD reserves more than one direct offset location away from existing production with reasonable certainty using reliable technology."  Please explain to us in reasonable detail how you applied reliable technologies to establish reasonable certainty of economic recovery for your disclosed PUD reserves in the Marcellus shale.  Illustrate your procedures with a typical Marcellus field base map

that, as a minimum, includes PUD locations, their associated reserves and performance of the pertinent analogy/control wells.

Please include prepaid return shipping packaging and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Exhibit 99.1

2.      Items 1202(a)(7) and (8) of Regulation S-K specify the content of third party reports. Please ensure your future third party reports include:

- the professional qualifications of the technical person responsible for the report;

- the date on which the report was completed, i.e. the date on which all substantive work has been accomplished;

- and the bench mark product prices from which the average adjusted prices are derived.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 if you have any questions regarding our comments.  Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief